UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Repurchase and Cancellation of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law,

in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law

and its Articles of Incorporation,

and cancellation of a part of own shares pursuant to the provision of Article 178 of the Company Law)

Tokyo, Nov 14, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to repurchase its own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG and to cancel a part of its own shares pursuant to the provision of Article 178 of the Company Law.

1.	Reasons for Repurchase and Cancellation of Own Shares

MUFG will repurchase and cancel its own shares in order to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

2.	Outline of Repurchase

(1) Type of shares to be repurchased:	Ordinary shares of MUFG

(2) Aggregate number of shares to be repurchased:	Up to 200,000,000 shares
(Equivalent to 1.50% of the total number of issued shares (excluding own shares))

(3) Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

(4) Repurchase period:	From November 15, 2017 to December 31, 2017

(5) Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

3.	Outline of Cancellation

(1) Type of shares to be cancelled:	Ordinary shares of MUFG

(2) Number of shares to be cancelled:	All of the shares to be repurchased as stated in 2 above

(3) Scheduled cancellation date:	January 22, 2018

*	The actual number of shares cancelled will be announced after completing the repurchase stated 2 above.

(Reference)

1.	Policy for Cancellation of Own Shares

MUFG has established a policy regarding cancellation of own shares under which, in principle, MUFG shall retain its own shares of approximately 5% of the total number of issued shares at maximum and shall cancel the shares exceeding such amount.

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2.	Own shares held by MUFG as of October 31, 2017:

Total number of issued shares (excluding own shares)	13,321,130,842 shares
Number of own shares	706,564,078 shares

*            *             *

Contact:

Mitsubishi UFJ Financial Group

Public Relations Division

81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase and cancellation of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

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